UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Decrease in June 2026 of 5.1% Compared to 2025

GUADALAJARA, Mexico, July 06, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for June 2026, compared with June 2025.

During June 2026, the 12 Mexican airports operated by GAP recorded a 3.5% decrease in total passenger traffic compared to June 2025. Guadalajara airport reported an increase of 6.0%, while Puerto Vallarta, Los Cabos and Tijuana reported a decrease of 18.7%, 9.7%, and 4.6%, respectively, compared to June 2025. With respect to GAP’s airports in Jamaica, Montego Bay recorded a decrease of 23.4%, while Kingston recorded a decrease of 0.8%.

Domestic Terminal Passengers (in thousands):

Airport	Jun-25	Jun-26	% Change	Jan - Jun 25	Jan - Jun 26	% Change
Guadalajara	1,000.1	1,033.9	3.4%	6,112.1	6,221.6	1.8%
Tijuana*	660.1	637.5	(3.4%)	4,196.7	3,942.2	(6.1%)
Los Cabos	240.1	235.4	(1.9%)	1,408.6	1,351.6	(4.0%)
Puerto Vallarta	273.8	257.4	(6.0%)	1,484.0	1,424.0	(4.0%)
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	188.6	173.4	(8.1%)	1,092.3	1,044.7	(4.4%)
Hermosillo	176.6	152.1	(13.9%)	1,054.2	977.8	(7.2%)
Kingston	0.0	0.0	8.3%	0.2	0.8	417.5%
Morelia	53.6	57.8	7.9%	359.2	364.7	1.5%
La Paz	109.3	112.4	2.8%	608.7	671.5	10.3%
Mexicali	97.0	87.2	(10.2%)	598.8	524.3	(12.4%)
Aguascalientes	53.4	52.1	(2.6%)	319.2	299.7	(6.1%)
Los Mochis	54.8	53.3	(2.8%)	344.4	338.8	(1.6%)
Manzanillo	10.4	8.5	(17.8%)	66.1	61.3	(7.3%)
Total	2,917.8	2,860.9	(1.9%)	17,644.5	17,222.8	(2.4%)

International Terminal Passengers (in thousands):

Airport	Jun-25	Jun-26	% Change	Jan - Jun 25	Jan - Jun 26	% Change
Guadalajara	476.9	531.9	11.5%	2,894.2	2,991.1	3.3%
Tijuana*	364.1	339.4	(6.8%)	2,066.7	1,847.7	(10.6%)
Los Cabos	414.1	355.4	(14.2%)	2,607.3	2,457.0	(5.8%)
Puerto Vallarta	237.3	157.9	(33.4%)	2,321.6	1,897.9	(18.2%)
Montego Bay	438.9	336.3	(23.4%)	2,603.6	1,909.3	(26.7%)
Guanajuato	88.1	78.0	(11.5%)	515.7	480.0	(6.9%)
Hermosillo	6.4	6.7	4.6%	40.1	43.3	7.9%
Kingston	152.2	151.0	(0.8%)	881.5	850.2	(3.6%)
Morelia	50.2	64.1	27.7%	330.1	407.4	23.4%
La Paz	2.8	3.4	22.4%	17.6	25.3	44.1%
Mexicali	0.7	0.7	(9.3%)	3.6	3.7	2.7%
Aguascalientes	26.3	26.5	0.6%	156.2	162.2	3.9%
Los Mochis	0.7	0.7	6.4%	3.9	4.0	2.7%
Manzanillo	3.5	3.8	9.3%	62.2	53.0	(14.7%)
Total	2,262.1	2,055.6	(9.1%)	14,504.2	13,132.1	(9.5%)

Total Terminal Passengers (in thousands):

Airport	Jun-25	Jun-26	% Change	Jan - Jun 25	Jan - Jun 26	% Change
Guadalajara	1,477.0	1,565.8	6.0%	9,006.3	9,212.7	2.3%
Tijuana*	1,024.2	976.8	(4.6%)	6,263.3	5,789.8	(7.6%)
Los Cabos	654.2	590.8	(9.7%)	4,015.9	3,808.6	(5.2%)
Puerto Vallarta	511.1	415.4	(18.7%)	3,805.6	3,321.9	(12.7%)
Montego Bay	438.9	336.3	(23.4%)	2,603.6	1,909.3	(26.7%)
Guanajuato	276.7	251.4	(9.2%)	1,608.1	1,524.6	(5.2%)
Hermosillo	183.0	158.8	(13.2%)	1,094.3	1,021.1	(6.7%)
Kingston	152.2	151.0	(0.8%)	881.7	851.0	(3.5%)
Morelia	103.8	121.9	17.5%	689.3	772.1	12.0%
La Paz	112.1	115.8	3.3%	626.3	696.8	11.3%
Mexicali	97.8	87.8	(10.2%)	602.4	528.0	(12.4%)
Aguascalientes	79.8	78.5	(1.5%)	475.3	461.9	(2.8%)
Los Mochis	55.5	54.0	(2.7%)	348.3	342.8	(1.6%)
Manzanillo	13.8	12.3	(11.0%)	128.3	114.4	(10.9%)
Total	5,179.8	4,916.5	(5.1%)	32,148.7	30,354.9	(5.6%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Jun-25	Jun-26	% Change	Jan - Jun 25	Jan - Jun 26	% Change
Tijuana	356.6	333.0	(6.6%)	2,029.6	1,822.2	(10.2%)

Highlights for the month:

  Seats and load factors
  The seats available during June 2026 decreased by 4.9%, compared to June 2025. The load factors for the month went from 82.2% in June 2025 to 82.0% in June 2026.
  New routes
    Aguascalientes – Monterrey: Aerus
    Aguascalientes - Santa Lucia: Viva
    Aguascalientes – Puebla: Volaris
    Aguascalientes - Puerto Vallarta: Volaris
    Guanajuato – Puebla: Volaris
    Guadalajara – Queretaro: Volaris
    Guadalajara – Reynosa: Volaris
    Guadalajara - San Luis Potosi: Volaris
    Guadalajara – Zacatecas: Volaris
    Guadalajara – Detroit: Volaris
    Guadalajara - Salt Lake City: Volaris
    Puerto Vallarta – Puebla: Volaris
    Puerto Vallarta – Aguascalientes: Volaris
    Puerto Vallarta - San Luis Potosi: Volaris
    Los Cabos – Puebla: Volaris
    Los Cabos - Las Vegas: Southwest
    Tijuana – Merida: Volaris
    Tijuana - Puerto Escondido: Volaris
    Montego Bay – Medellin: Wingo

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 6, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer